Exhibit 99 (a)(1)

A NEW GLOBAL LEADER IN ALUMINUM

Last week, we announced that we have reached agreement between Rio Tinto and Alcan for the purchase by Rio Tinto of all of Alcan’s outstanding common shares, representing a total price of US$38.1 billion, or US$101.00 per share.

The Board of Directors of Alcan has unanimously recommended that its shareholders accept Rio Tinto’s offer. After a rigorous analysis, the Board concluded that Rio Tinto’s offer is fair to shareholders and offers compelling value based on Alcan’s current and future prospects. What’s more, it is a good deal for Canada’s economic and social interests, and specifically those of Québec and British Columbia. Rio Tinto is a responsible corporate citizen, and one that will see Alcan continue to grow in a manner consistent with its values and commitments.

Alcan and Rio Tinto’s Aluminum Group are remarkably compatible by virtue of their shared mineral deposits, their infrastructures and their technologies. With powerful combined know-how, Rio Tinto Alcan, the enlarged Rio Tinto Aluminum Group, will be a new global leader in aluminum.

Rio Tinto Alcan will be headquartered in Montréal and will continue to be managed by Alcan’s current CEO, Dick Evans. Three members of Alcan’s Board will join the Board of the Rio Tinto Group.

Rio Tinto Alcan will fulfil all of Alcan’s commitments to Canada, notably:

•            The C$2-billion investments announced for the Saguenay—Lac-Saint-Jean region;

•            The continuation of the Kitimat Works Modernization Project in British Columbia;

•            A C$140-million investment in the Shipshaw, Québec facility;

•            The C$50-60 million expansion of Alcan’s Montréal headquarters, Maison Alcan; and

•            The maintenance of Rio Tinto Alcan’s smelting technology research and development headquarters and activities in Québec.

The new entity will also respect all of Alcan’s socio-economic and cultural commitments, for example, by honouring Alcan’s Continuity Agreement with the Province of Québec, and through initiatives such as the sponsorship of Montréal’s International Jazz Festival. In fact, we plan to create a C$200-million charitable endowment, the Rio Tinto Alcan Canada Foundation, which will maintain Alcan’s generous level of community involvement in this country.

Concurrent with this transaction, Rio Tinto has announced the creation in Montréal of a Shared Services Hub for all of Rio Tinto’s businesses in Canada, which will generate new opportunities for providers of professional services.

Rio Tinto and Alcan are also culturally compatible. While both are leading businesses, they are also each more than one hundred years old, and make decisions based on the long-term interests of all their stake-holders, including the countries and communities in which they operate. Both are deeply committed to the environment, health, safety, and sustainability, not least in the areas of occupational health and safety and environmental protection. More generally, both companies have resolved to be responsible corporate citizens in all ways. The new Rio Tinto Alcan will continue to submit itself to these rigorous standards.

We are proud to introduce Rio Tinto Alcan, a new enterprise which benefits from two rich traditions. We look enthusiastically to the future and to the positive developments it will engender for Canada and for the world.

Respectfully,

Paul Skinner	Yves Fortier
Chairman of the Board of Directors	Chairman of the Board of Directors
Rio Tinto	Alcan

RIO TINTO: SUPPLIER OF ESSENTIAL RESOURCES

Rio Tinto is a world leader in exploration, extraction and adding value to mineral resources. The group operates in the aluminum, iron, industrial minerals (borax, titanium dioxide, salt, and talc), gold, copper, diamond and energy (coal and uranium) sectors.

Rio Tinto employs some 35,000 employees in 20 countries around the world, of which approximately 4,300 are in Canada. Rio Tinto’s Canadian holdings include QIT-Fer et Titane Inc., of Sorel-Tracy and Havre St. Pierre, Quebec; the Iron Ore Company of Canada of Sept-Iles, Québec and Labrador City, Newfoundland and Labrador; Diavik Diamond Mines, of Yellowknife, Northwest Territories; and Rio Tinto Exploration, headquartered in Vancouver, British Columbia with projects throughout Canada. All are amongst the world leaders in their respective sectors.

For further information: www.riotinto.com

IMPORTANT INFORMATION:

This announcement does not constitute or form part of any offer or invitation to purchase or sell, or any solicitation of any offer to purchase or sell any security.

In connection with the offer by Rio Tinto to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Rio Tinto will be filing with the SEC a Tender Offer statement on Schedule TO and other relevant materials and Alcan is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. SHAREHOLDERS OF ALCAN ARE URGED TO READ THE TENDER OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders will be able to obtain a copy of such documents electronically without charge at the SEC’s website, www.sec.gov, and from Rio Tinto after they have been filed with the SEC.

This announcement contains statements which constitute “forward-looking statements” about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, and “expect”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan’s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors.